                                                     This filing is made
                                                     pursuant to Rule 424(b)(5)
                                                     under the Securities Act of
                                                     1933 in connection with
                                                     Registration No. 333-18315



                        THE INFORMATION CONTAINED HEREIN

                     IS SUBJECT TO COMPLETION OR AMENDMENT.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 25, 1997

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 18, 1997

                                  $200,000,000

                               FLUOR CORPORATION


                        % NOTES DUE                      , 2007



     Interest on the Notes is payable on      and      of each year, commencing
          , 1997. The Notes are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by an Independent Investment Banker (as defined herein), the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued interest thereon to the date of redemption.



     The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Offered Notes".


                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ----------------------

                                              INITIAL PUBLIC
                                                 OFFERING          UNDERWRITING        PROCEEDS TO
                                                 PRICE(1)          DISCOUNT(2)        COMPANY(1)(3)
                                             ----------------    ----------------    ----------------
Per Note.................................                   %                   %                   %
Total....................................    $                   $                   $

---------------
(1) Plus accrued interest, if any, from           , 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.


(3) Before deducting estimated expenses of $          payable by the Company.


                             ----------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about           , 1997, against payment therefor in
immediately available funds.

GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                                                            SALOMON BROTHERS INC

                             ----------------------

          The date of this Prospectus Supplement is           , 1997.

                                  THE COMPANY


     Fluor Corporation (the "Company" or "Fluor"), through Fluor Daniel, Inc. and other domestic and foreign subsidiaries, provides design, engineering, procurement, construction, maintenance and other diversified services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources, energy and governmental clients. The Company operates in two distinct business segments, engineering and construction, primarily through its subsidiary Fluor Daniel, Inc., and coal related businesses, through its subsidiary, A.T. Massey Coal Company ("Massey").



     The types of services provided by Fluor, either directly or through partnerships or affiliations, include: feasibility studies, conceptual design, detail engineering, procurement, project and construction management, construction, maintenance, plant operations, technical support, project finance, quality assurance/quality control, start-up assistance, site evaluation, licensing, consulting, construction equipment sales and leasing, temporary technical and non-technical staffing and environmental services. The Company's engineering and construction business derives its competitive strength from its diversity, reputation for quality, expertise, geographic coverage, and ability to execute projects of varying sizes.



     Massey and its subsidiaries produce, process, and sell bituminous, low sulfur coal of steam and metallurgical grades from eighteen mining complexes located in West Virginia, Kentucky and Tennessee.



     Fluor was incorporated in Delaware in 1978 as a successor in interest to a California corporation of the same name that was originally incorporated in 1924. Its executive offices are located at 3353 Michelson Drive, Irvine, California 92698, telephone number (714) 975-2000.



                                USE OF PROCEEDS



     The net proceeds to be received by the Company from the issue and sale of the Notes offered hereby (the "Offering") are estimated to be $198,446,500, after deducting the assumed underwriting discount and estimated offering expenses payable by the Company. The Company anticipates using the net proceeds from the Offering for general corporate purposes, which may include the reduction of outstanding commercial paper balances (which had a weighted average interest rate of 5.40% at February 21, 1997), the Company's previously announced share repurchase program, possible acquisitions, working capital increases and capital expenditures.


                            ------------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 RECENT EVENTS



     For the Company's first fiscal quarter ended January 31, 1997, the Company announced net earnings of $62 million, or $.73 per share, an increase of 8% compared with $57.4 million, or $.68 per share for the same period a year ago. Revenues advanced 43% to $3.4 billion compared with $2.4 billion in the first quarter of 1996.



     Operating profits for Fluor Daniel, the Company's core engineering, construction and diversified services business, increased slightly over the same period a year ago. Results were impacted by two items. During the quarter, the Company determined that certain of its actuarially determined insurance accruals substantially exceeded anticipated liabilities. Accordingly, a credit was recorded to adjust these accruals to appropriate levels.



     A majority of the insurance-related credit was offset by provisions to recognize cost overruns associated with two fixed price power projects. Evaluation of cost implications and recoupment opportunities will continue in the second quarter. However, the Company determined it was appropriate to record provisions in the first quarter.



     New engineering and construction awards for the quarter were $3.6 billion, up 20% compared with last year. Backlog rose 6% to $16 billion compared with $15.1 billion a year ago.



     In addition, the Company recently announced that it was initiating its previously approved share repurchase program.

                                 CAPITALIZATION


     The following table sets forth as of October 31, 1996 the historical capitalization of the Company and the capitalization as adjusted to reflect the issuance of the Notes offered hereby and the application of the net proceeds therefrom after deducting estimated offering expenses and an assumed underwriting discount. See "Use of Proceeds".



                                                                          OCTOBER 31, 1996
                                                                      ------------------------
                                                                       ACTUAL      AS ADJUSTED
                                                                      --------     -----------
                                                                           (IN MILLIONS)
Short-Term Obligations:
  Notes payable.....................................................  $   37.1       $    2.5
  Commercial paper..................................................      29.9             --
  Current portion of long-term obligations..........................        .2             .2
                                                                      --------       --------
     Short-Term Obligations.........................................  $   67.2       $    2.7
                                                                      ========       ========
Long-Term Obligations:
  Miscellaneous borrowings..........................................  $    3.0       $    3.0
  Notes due 2007....................................................        --          200.0
                                                                      --------       --------
     Long-Term Obligations, net of current portion..................       3.0          203.0
                                                                      --------       --------

Shareholders' Equity:
Capital stock
  Preferred -- authorized 20,000,000 shares without par value, none
     issued.........................................................        --             --
  Common -- authorized 150,000,000 shares of $.625 par value; issued
     and outstanding -- 83,791,197 shares...........................      52.4           52.4
Additional capital..................................................     573.0          573.0
Retained earnings...................................................   1,077.5        1,077.5
Unamortized executive stock plan expense............................     (32.5)         (32.5)
Cumulative translation adjustment                                          (.7)           (.7)
                                                                      --------       --------
     Shareholders' Equity...........................................   1,669.7        1,669.7
                                                                      --------       --------
          Total Capitalization......................................  $1,672.7       $1,872.7
                                                                      ========       ========

                      SELECTED CONSOLIDATED FINANCIAL DATA



     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements, notes thereto and other financial information incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996 which is incorporated herein by reference. The selected consolidated financial data for each of the five fiscal years in the period ended October 31, 1996 are derived from consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors.



                                                                             YEAR ENDED OCTOBER 31,
                                                          -------------------------------------------------------------
                                                            1992         1993         1994         1995         1996
                                                          ---------    ---------    ---------    ---------    ---------
                                                                          (IN MILLIONS, EXCEPT RATIOS)
CONSOLIDATED OPERATING RESULTS:
Revenues................................................  $ 6,600.7    $ 7,850.2    $ 8,485.3    $ 9,301.4    $11,015.2
Operating profit........................................      270.9        291.3        354.3        397.0        454.5
Interest income (expense), net..........................        (.3)          .1          4.7         19.5         11.6
Earnings from continuing operations before taxes........      215.4        242.2        303.3        362.2        413.2
Earnings from continuing operations, net................      135.3        166.8        192.4        231.8        268.1
Loss from discontinued operations, net..................      (96.6)          --           --           --           --
Cumulative effect of change in accounting principle,
  net...................................................      (32.9)          --           --           --           --
Net earnings............................................        5.8        166.8        192.4        231.8        268.1

CONSOLIDATED FINANCIAL POSITION:
Total assets............................................  $ 2,365.5    $ 2,588.9    $ 2,824.8    $ 3,228.9    $ 3,951.7
Shareholders' equity....................................      880.8      1,044.1      1,220.5      1,430.8      1,669.7
Long-term debt..........................................       61.3         59.6         24.4          2.9          3.0
Working capital.........................................      293.2        378.2        237.1        173.0        151.3
Property, plant and equipment, net......................    1,046.9      1,100.9      1,274.4      1,435.8      1,677.7

OTHER DATA:
New awards..............................................  $10,867.7    $ 8,000.9    $ 8,071.5    $10,257.1    $12,487.8
Backlog at year end.....................................   14,706.0     14,753.5     14,021.9     14,724.9     15,757.4
Capital expenditures....................................      272.7        171.5        236.6        318.9        392.4
Depreciation, depletion and amortization................      107.0        111.8        114.3        147.0        194.1
Cash provided by operating activities...................      306.1        188.7        458.6        366.4        406.9
Earnings from continuing operations before interest
  income (expense), net and taxes.......................      215.7        242.1        298.6        342.7        401.6
Current ratio...........................................       1.35x        1.41x        1.23x        1.14x        1.09x
Ratio of earnings to fixed charges(1)...................       5.29x        6.61x        9.06x       11.17x       10.76x


---------------


(1) For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges less undistributed income from less than 50% owned persons. Fixed charges represent interest on indebtedness and that portion of rental expense deemed to be representative of interest.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and other information included or incorporated by reference in the documents incorporated by reference in the accompanying Prospectus.


RESULTS OF OPERATIONS


     The Company currently operates in two business segments: Engineering and Construction and Coal. The Engineering and Construction segment provides design, engineering, procurement, construction, maintenance and other diversified services to clients in a broad range of industrial and geographic markets on a worldwide basis. The Coal segment produces, processes and sells high-quality, low-sulfur steam coal for the electric generating industry as well as industrial customers, and metallurgical coal for the steel industry.


ENGINEERING AND CONSTRUCTION SEGMENT

     Total 1996 new awards were $12.5 billion compared with $10.3 billion in 1995 and $8.1 billion in 1994. The following table sets forth new awards for each of the segment's business groups:


                                                      YEAR ENDED OCTOBER 31,
                                        ---------------------------------------------------
                                             1996               1995              1994
                                        --------------     --------------     -------------
                                                          ($ IN MILLIONS)
    Process...........................  $ 4,061     33%    $ 3,859     38%    $4,432     55%
    Industrial........................    6,182     49       4,313     42      2,948     37
    Power/Government..................    1,428     11       1,873     18        516      6
    Diversified Services..............      817      7         212      2        176      2
                                        -------    ---     -------    ---     ------    ---
              Total new awards........  $12,488    100%    $10,257    100%    $8,072    100%
                                        =======    ===     =======    ===     ======    ===
    U.S...............................  $ 5,749     46%    $ 4,495     44%    $3,165     39%
    Outside U.S.......................    6,739     54       5,762     56      4,907     61
                                        -------    ---     -------    ---     ------    ---
              Total new awards........  $12,488    100%    $10,257    100%    $8,072    100%
                                        =======    ===     =======    ===     ======    ===



     During 1996, 54 percent of new awards came from projects located outside of the United States, compared with 56 percent and 61 percent in 1995 and 1994, respectively. The Company's future award prospects include several large-scale international projects. The large size and uncertain timing of these projects can create variability in the Company's award pattern; consequently, future award trends are difficult to predict with certainty. The Process Group's new awards reflect this variability, as fewer large-scale project awards were received in 1996 compared with 1995 and 1994. In 1996, this was partially offset by smaller to medium sized awards. Growth in the Industrial Group's new awards in 1996 is due primarily to significant activity in the mining and metals sector, including a $1 billion award for the procurement, construction and management services of a copper and gold mine in Indonesia, in addition to increases in the telecommunications and pharmaceuticals sectors. The growth in the Industrial Group's new awards in 1995 compared with 1994 is due primarily to significant new awards activity in the automotive and mining and metals operating sectors, along with continued growth in demand for consumer products, particularly in developing countries. The Power/Government Group's new awards in 1996 reflect the Company being selected to manage the environmental cleanup of the Department of Energy's Hanford site, a former plutonium production facility located in southeastern Washington state. The initial five-year contract is valued at $5 billion with potential contract extensions for an additional five years and $5 billion. This work is expected to be added to backlog on an annual basis as congressional authority to expend the funds is received. The initial authorized phase of $1 billion was recognized as a new award in the fourth quarter of 1996. The growth in the Power/Government Group's new awards in 1995 compared with 1994 is due primarily to an award totaling over $1 billion relating to a power plant to be constructed in Paiton, Indonesia. The increase in the Diversified Services Group's new awards in 1996 was due primarily to the award of facility management service contracts for IBM at various facilities located throughout the United States.

     Backlog at October 31, 1996, 1995 and 1994 was $15.8 billion, $14.7 billion and $14.0 billion, respectively. The Process Group's backlog continued to decline in 1996, reflecting the work off of certain large-scale projects. Backlog for the other engineering and construction business groups increased, reflecting the higher new award activity as well as the impact of acquisitions. Although backlog reflects business which is considered to be firm, cancellations or scope adjustments do occur. Backlog has been adjusted to reflect project cancellations, deferrals, and revised project scope and cost, both upwards and downwards. The net reduction in backlog from project adjustments and cancellations during the year ended October 31, 1996 was $1.6 billion, compared with $1.2 billion and $1.1 billion for the years ended October 31, 1995 and 1994, respectively.


     Engineering and Construction revenues increased to $10.1 billion in 1996 compared with $8.5 billion in 1995 and $7.7 billion in 1994 due primarily to increases in the volume of work performed. U.S. revenues increased in 1996, reflecting both growth within the Diversified Services Group and an overall improving U.S. economy. Export revenues increased in 1996 compared with 1995 and 1994 as the result of substantial engineering work performed in the U.S. for a petrochemical complex in Kuwait. Excluding the Kuwait project, export revenues continued to decline in 1996, reflecting the Company's efforts to provide a higher percentage of engineering services through its international offices. Engineering and Construction operating profits increased 12 percent to $320 million in 1996, compared with $286 million in 1995 and $259 million in 1994 due primarily to an increase in the volume of work performed, partially offset by continued high levels of investment spending for strategic business development. These expenditures are expensed as incurred and reflect the Company's pursuit of business opportunities across numerous global markets. Margins declined slightly in 1996 from 1995 and 1994 levels due to the increased investment spending, competitive market conditions and the mix of engineering and construction projects. Margins were also adversely impacted by losses incurred in connection with a mining project in South America. The majority of the Company's Engineering and Construction contracts provide for reimbursement of costs plus a fixed or percentage fee. In the highly competitive markets served by this segment, there is an increasing trend for cost-reimbursable contracts with incentive-fee arrangements and fixed or unit price contracts. In certain instances, the Company has provided guaranteed completion dates and/or achievement of other performance criteria. Failure to meet schedule or performance guarantees can result in non-reimbursable costs which could exceed project profit margins. The Company continues to focus on improving operating margins by lowering the cost of delivering services through its global network of offices, allowing greater use of high-value engineering centers located in lower cost areas of the world.



     During 1996, the Company continued to enhance its growth potential by expanding existing businesses through both internal expansion and strategic acquisitions, particularly within the Diversified Services Group. Diversified Services continues to expand by marketing services directly to clients that previously have been provided as support for engineering and construction projects, while also capitalizing on emerging international markets. In most cases, Diversified Services' operating companies typically carry profit margins higher than traditional engineering and construction projects, and because of their more purely service nature, they generally do not generate significant backlog as a measure of their activity. Supplementing internal growth were the following acquisitions: In May 1996, the Company consummated a merger between one of its subsidiaries, Fluor Daniel Environmental Services, Inc., and Groundwater Technology, Inc., wherein the Company acquired an approximate 55 percent interest in the newly named company, Fluor Daniel GTI, Inc.; in March 1996, American Equipment Company, Inc., the Company's equipment rental and sales subsidiary, acquired S&R Equipment Company, Inc.; and, in October 1996, the Company acquired Marshall Contractors, Inc.



     In addition to the acquisitions noted above, during 1996 the Company finalized a number of smaller acquisitions, primarily in selected niche markets. All acquisitions have been accounted for under the purchase method of accounting and their results of operations have been included in the

Company's consolidated financial statements from the respective acquisition dates. If these acquisitions had been made at the beginning of 1996, results of operations would not have differed materially from actual results.

COAL SEGMENT

     Revenues and operating profit from Coal operations in 1996 were $961 million and $135 million, respectively, compared with $850 million and $111 million in 1995. Revenues and operating profit in 1994 were $768 million and $95 million.

     Revenues increased in 1996 due primarily to increased sales volume of both metallurgical and steam coal. Metallurgical coal revenues increased due primarily to the continued strong demand by steel producers and the capturing of a larger share of the metallurgical coal market. Steam coal sales benefited from the severe winter in 1996 as electric utilities replenished their depleted inventory levels. Gross profit and operating profit increased in 1996 compared with 1995 due primarily to the increased sales volume and lower costs of both metallurgical and steam coal combined with improved pricing of metallurgical coal.

     Revenues increased in 1995 compared with 1994 due primarily to increased sales volume of metallurgical coal, which more than offset lower demand for steam coal due to the prior year's mild winter weather conditions. Metallurgical coal sales increased in 1995 due to the strong demand by steel producers. Operating profit increased 17 percent in 1995 due primarily to the increased sales volume of metallurgical coal which has a higher margin than steam coal.

OTHER

     Net interest income for the year ended October 31, 1996 decreased $7.9 million compared with the same period of 1995 due primarily to both lower interest earning assets and higher interest bearing liabilities. Net interest income increased in 1995 compared with 1994 due largely to higher rates of return on short-term investments and the prepayment of a 13.5 percent note in the first quarter of 1995.

     Corporate administrative and general expense in 1996 was level with 1995 as lower corporate overhead was offset by higher performance-driven compensation plan expense. Corporate administrative and general expense increased slightly in 1995 compared with 1994 due primarily to higher performance-driven compensation plan expense partially offset by lower corporate overhead.


     Effective November 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The adoption of SFAS No. 121 had no impact on the Company's consolidated results of operations or financial position.



     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Adoption of the new accounting standards prescribed by SFAS No. 123 is optional. The Company intends to continue accounting for its plans under previous accounting standards and beginning in 1997 will adopt the "disclosure only" alternative available under SFAS No. 123.


DISCONTINUED OPERATIONS


     On April 7, 1994, the Company completed the sale of its Lead business for initial cash proceeds of approximately $52 million plus deferred amounts to be paid in installments over periods ranging from five to eight years.



     The sale by the Company of its Lead business included St. Joe Minerals Corporation ("St. Joe") and its environmental liabilities for several different lead mining, smelting and other lead related environmental sites. As a condition of the St. Joe sale, however, the Company retained responsibility for certain non-lead related environmental liabilities, arising out of St. Joe's former zinc mining and smelting division, but only to the extent that such liabilities are not covered by St. Joe's comprehensive general liability insurance.

     The zinc mining and smelting division of St. Joe was sold to Zinc Corporation of America ("ZCA") in 1987. As part of the sale agreement, St. Joe and the Company agreed to indemnify ZCA in the event that certain environmental liabilities arise from three Zinc facilities (the "Zinc Facilities"). During 1993, ZCA made claims under this indemnity as well as under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") against St. Joe. In 1994, ZCA filed suit against St. Joe and the Company, among others, seeking compensation. In 1994, the Company and St. Joe, among others, executed a settlement agreement with ZCA, which among other things, cancels the indemnity previously provided to ZCA and limits environmental expenditures at the Zinc Facilities for which St. Joe would be responsible to no more than approximately $10 million. This amount had been previously reserved by the Company. Expenses incurred and payments made under the settlement agreement are expected to be made over a period of at least five years from the date of settlement.


FINANCIAL POSITION AND LIQUIDITY

     The increase in cash flows from operating activities in 1996 is due primarily to higher earnings, partially offset by increases in operating assets and liabilities. During 1996, increases in receivables and contract work in progress were only partially offset by increases in certain project related short-term liabilities. These increases were primarily the result of acquisitions and the volume of work in progress. These changes in operating assets and liabilities from year to year are affected by the mix, stage of completion and commercial terms of engineering and construction projects. The increase in cash utilized by investing activities in 1996 compared with 1995 and 1994 is primarily attributable to increased capital expenditures and acquisitions by both the Engineering and Construction and Coal operations, partially offset by increased proceeds from the sales and maturities of marketable securities. Capital expenditures and acquisitions by the Coal operations have been directed primarily towards acquiring additional coal reserves. Engineering and Construction capital expenditures and acquisitions were primarily for American Equipment and directed towards expanding the machinery and equipment rental business. Investing activity in 1994 included the initial pretax proceeds from the sale of the Lead business. Cash utilized by financing activities consisted primarily of dividend payments and the payment of certain long-term debt, partially offset by an increase in short-term borrowings.

     The long-term debt to capitalization ratio at October 31, 1996 and 1995 was less than 1.0 percent.


     The Company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. Significant short- and long-term lines of credit are maintained with banks which, along with cash on hand and marketable securities, provide adequate operating liquidity. Liquidity is also provided by the Company's commercial paper program under which there was $30 million outstanding at both October 31, 1996 and 1995. Additionally, during December 1996 the Company filed a shelf registration statement with the Securities and Exchange Commission for the sale of up to $400 million of debt securities.


     Cash dividends increased to $56.8 million ($.68 per share) in 1996 from $49.7 million ($.60 per share) in 1995 and $42.8 million ($.52 per share) in 1994. Quarterly dividends have been increased in each of the past three years to the current level of $.19 per share.


     Although the Company is affected by inflation and the cyclical nature of the industry, its Engineering and Construction operations are generally protected by the ability to recover cost increases in most contracts. Coal operations produce a commodity which is internationally traded at prices established by market factors outside the control of the Company. However, commodity prices generally tend over the long-term to correlate with inflationary trends, and the Company's substantial coal reserves provide a hedge against the long-term effects of inflation. Although the Company has taken actions to reduce its dependence on external economic conditions, management is unable to predict with certainty the amount and mix of future business.

                                    BUSINESS


     Through Fluor Daniel, Inc. and other domestic and foreign subsidiaries, the Company provides design, engineering, procurement, construction, maintenance and other diversified services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources, energy and governmental clients.



     The Company maintains investments in coal-related businesses through its ownership of A. T. Massey Coal Company, Inc.


     A summary of the Company's operations and activities by business segment and geographic area is set forth below.

ENGINEERING AND CONSTRUCTION

     The Fluor Daniel group of domestic and foreign companies ("Fluor Daniel") provides a full range of design, engineering, procurement, construction, maintenance and other diversified services to clients in a broad range of industrial and geographic markets on a worldwide basis. The types of services provided by Fluor Daniel, directly or through companies or partnerships jointly owned or affiliations with other companies, include: feasibility studies, conceptual design, detail engineering, procurement, project and construction management, construction, maintenance, plant operations, technical support, project finance, quality assurance/quality control, start-up assistance, site evaluation, licensing, consulting, construction equipment sales and leasing, temporary technical and non-technical staffing and environmental services.

     Fluor Constructors International, Inc. ("Fluor Constructors") is organized and operated separately from Fluor Daniel. Fluor Constructors provides construction management, construction and maintenance services in the United States and Canada. Fluor Constructors is the Company's union construction arm.

     The engineering and construction business is conducted under various types of contractual arrangements, including cost reimbursable (plus fixed or percentage fee), all-inclusive rate, unit price, fixed or maximum price and incentive fee contracts. Contracts are either competitively bid and awarded or individually negotiated. While, in terms of dollar amount, the majority of contracts are of the cost reimbursable type, there has been an increase in the volume of cost-reimbursable contracts with incentive-fee arrangements and in the volume of fixed or unit price contracts. In certain instances, the Company guarantees facility completion by a scheduled acceptance date and/or achievement of certain acceptance and performance testing levels. Failure to meet any such schedule or performance requirements could result in additional costs and the amount of such additional costs could exceed project profit margins.

     The markets served by the business are highly competitive and for the most part require substantial resources, particularly highly skilled and experienced technical personnel. A large number of companies are competing in the markets served by the business. Competition is primarily centered on performance and the ability to provide the design, engineering, planning, management and project execution skills required to complete complex projects in a safe, timely and cost efficient manner. The engineering and construction business derives its competitive strength from its diversity, reputation for quality, cost-effectiveness, worldwide procurement capability, project management expertise, geographic coverage, ability to meet client requirements by performing construction on either a union or open shop basis, ability to execute projects of varying sizes, strong safety record and lengthy experience with a wide range of services and technologies.

     Design and engineering services provided by the engineering and construction business involve the continual development of new and improved versions of existing processes, materials or techniques, some of which are patented. However, none of the existing or pending patents held or licensed by the business are considered essential to operations. Generally, the development and improvement of processes, materials and techniques are performed as part of design and engineering services in connection with the projects undertaken for various clients.

FLUOR DANIEL


     Fluor Daniel's operations are organized into geographical, industry and specialized groups responsible for identifying and capitalizing on opportunities in their market segments. Geographical groups include Asia Pacific, the Americas, and Europe, Africa and the Middle East which provide geographic expertise and capability. Industry groups include Process, Industrial, and Power and Government. Specialized groups include Diversified Services and Sales and Marketing. The Sales and Marketing Group includes strategic planning and project finance and provides sales and marketing support and assistance to all of the other groups. The industry and Diversified Services groups are described in further detail below.


     Individual operating companies within the groups focus on specific clients, industries and markets. The operating companies rely on a network of globally located engineering offices to provide resources and expertise in support of project execution worldwide.

     While the United States will remain an important market for Fluor Daniel's services, increasingly the largest share of opportunities are located outside the United States. Demand for higher living standards is driving strong economic growth in developing economies, particularly in the Asia Pacific and Latin American regions. Expansion of basic industries is increasing fundamental energy requirements and infrastructure needs. Globalization of markets and geopolitical change is also stimulating strategic investments in new production facilities in these emerging markets.

     The operations of Fluor Daniel are detailed below by industry group:

  Process

     Services provided by the Process Group support clients through the following operating companies: Petroleum and Petrochemicals; Production and Pipelines; and Chemicals, Plastics and Fibers.

     During fiscal 1996, Process Group contract awards included: engineering, procurement and construction management for a hydrodesulfurization unit in Korea, a gas turbine generator in the Philippines, an ethylene plant expansion in Saudi Arabia, a fluid catalytic cracker unit in Texas, a L.S.D. hydrofiner in Canada, an export terminal expansion project in Scotland, a pipeline and export terminal in Azerbaijan, a 180 mile ethylene pipeline in Texas, a LNG upstream facility, offshore gas platform, subsea and onshore pipelines in Trinidad, a refrigerated storage tank in New Hampshire, a carbon graphite expansion in South Carolina, and a resin coating plant in Great Britain; engineering, procurement, and construction for debottlenecking of existing facilities and an expanded lube oil plant in Indonesia, an upgrade of a residue hydrocracker in the Slovak Republic, a polymer extrusion expansion in Louisiana, a PTA plant in the Netherlands, a new PET facility in Mississippi; engineering and procurement for a CDU unit revamp in Poland, a gas plant modification in England, a gas field development including low temperature separation unit compression and control facilities in the Netherlands, a 15 mile gas pipeline with terminal in Mexico, an acrylate facility expansion in Texas; construction management for a refinery modernization in Poland, a lube oil revamp in Germany, an ethylene unit revamp in Louisiana, a paraxylene decoupling and revamp in Alabama, a paraxylene unit in Korea, a sufactant plant in Asia, and expansion and renovation of a paint pigments plant in Delaware; engineering for numerous maintenance shutdowns at various locations in the USA, a propylene recovery project in Pennsylvania, an expansion of six existing crude oil pipeline pump stations in Colombia, an ethoxics and ethanol amines in Louisiana, an organic acids plant in Louisiana, a nylon facility in China, a polylactide facility in Nebraska, a filter products facility in Tennessee, a carbon black expansion in China, and a latex relocation in Thailand; project management for an offshore gas compression platform and subsea pipeline in Vietnam; construction and maintenance for evergreen small capital construction services in Tennessee and South Carolina, and for various chemical and fiber plants throughout the USA.

     Ongoing Projects include: engineering, procurement and construction management for an increase in capacity of two hydrodesulfurization units and associated pipeline in Venezuela, a methanol plant in Norway, and a gas oil hydrotreater in California, a gas injection and underground storage facility in the Netherlands, crude oil import/export pipeline, tanks, oil pump stations and terminal in Lithuania, a hydrotreater in Canada, and a polystyrene plant expansion in Louisiana; engineering, procurement, and construction for a cat feed hydrotreater in Louisiana, a fluid catalytic cracker unit in Korea, a vinyl acetate monomer plant in Singapore, a refinery upgrade in the Netherlands, a new film machine in an existing plant in New York, a hydrochlorofluorocarbon plant in Kentucky, a polypropylene plant expansion in Pennsylvania, a polymer expansion facility in Virginia, and a hydrogen peroxide plant in Texas; engineering, procurement, construction, and program management for a petrochemical complex in Kuwait; engineering and procurement for a revamp of two paraxylene units in Alabama, a new propylene splitter unit in Pennsylvania, a 354 kilometer pipeline with laterals from Mariquita to Cali in Colombia, an oil production facility in Gabon, and four offshore platforms in Venezuela; procurement and construction management for general facilities and utilities of a petrochemical complex in Kuwait; engineering for three geothermal power generation facilities in Indonesia, a metaxylene unit in Texas, an early production system equipment and an oil field production facility in Colombia, a CAT feed hydrotreater in Louisiana, a petroleum refinery expansion in Abu Dhabi, a receiving terminal, pump stations, meter stations, pipelines and export terminal in Azerbaijan, a polyethylene plant in Texas, a debottlenecking project in Indonesia, evergreen support in Canada, and a filter products facility in Tennessee; project management for a 200,000 barrel a day production facility with infrastructure, power generation and an 800 mile pipeline and single point mooring loading terminal in Africa, and a nylon tire cord plant in India; construction management for an expansion and renovation of a paint pigments plant in Delaware; construction and maintenance for evergreen small capital construction services in Tennessee and South Carolina; construction for an oxo alcohol and a chemical plant both in Louisiana, and a chemical line conversion and waste water treatment plant both in South Carolina; evergreen capital construction and maintenance services for various chemical and fiber plants throughout the USA; services alliance in Texas, and numerous small capital projects at various locations in the USA.

     Projects completed in fiscal 1996 included: engineering, procurement and construction management for a refinery in Thailand, a fatty acids plant in the Philippines, modifications of a gasoline reformulation refinery in California, a silanes plant in Germany, a flue gas desulfurization and synthetic oil abatement project in Canada, a flue gas desulphurization, synthetic oil abatement project in Alberta, Canada, a single point mooring and submarine pipeline in Korea, a polymer plant in Mexico, a chemicals intermediates plant in Spain, a cogeneration project in Kansas, a reformulated gasoline project and a clean fuels program in California, and a polymer plant capacity increase in Mexico; engineering, procurement, and construction for a polymer plant in North Carolina, a chemical plant debottlenecking project in North Carolina, a polymer plant in England, and a hydrogen peroxide plant in Canada; engineering and procurement for modifications of a petroleum loading marine terminal in Alaska, a reformer unit revamp in Texas, an upgrade and expansion of a parex unit in Puerto Rico, a reformulated fuels project at a refinery in California, a chloralkali/ethylene expansion of a petrochemical plant in Saudi Arabia, expansion and renovation of a paint pigments plant in Delaware, and a polyethylene plant in Singapore; engineering for a polyethylene plant in Texas, a pipeline and pump systems in Alaska, refinery unit expansions and upgrades in Kansas, a revamp and modernization of a natural gas plant in Hungary, a phosphorus plant in Germany, gas pipeline and distribution systems in Chile and Argentina, an LPG facility in China, and an organic acid plant expansion in Texas; and inspection services for an existing pipeline from Midland to Houston, Texas and existing pipelines in Oklahoma, Kansas and Missouri.

  Industrial

     Services provided by the Industrial Group include a broad range of services provided to support clients through the following operating companies: Mining and Metals; Automotive and General Manufacturing; PharmBio and Chemicals; Food, Beverage and Consumer Products; Commercial and Institutional Facilities; ADP Fluor Daniel which provides professional services in architecture, engineering and construction management specializing in the microelectronics market; Infrastruc-ture; Telecommunications; Pulp and Paper; and PACE, the operating company dedicated to serving Fluor Daniel's alliance with Procter & Gamble.

     During fiscal 1996, Industrial Group acquisitions included: Allen & Philp Architects, Inc., a privately held United States company providing professional services in architecture to the hospitality market; and Marshall Contractors, Inc., a privately held United States company providing professional services in construction management to microelectronics, pharm/biotech, commercial & institutional, manufacturing, food & beverage, and chemicals, plastics and fibers markets.

     During fiscal 1996, Industrial Group contract awards included:
engineering, procurement and construction for a copper and gold mine in Indonesia, a dyno/tank farm expansion in South Carolina, an ethanol facility in Canada, a wafer facility in the Philippines, a vaccine manufacturing facility in Maryland, and a food processing plant expansion in Tennessee; engineering, procurement and construction management for a gold heap leach expansion, a copper mine addition, a grass roots copper mine and a potassium chloride plant expansion in Chile, a battery acid plant in Saudi Arabia, an automotive transaxle facility expansion in Ohio, a wafer facility in Washington, a fine chemicals retrofit project in Tennessee, a bulk pharmaceuticals manufacturing facility in Ireland, a vitamin manufacturing facility in New Jersey, expansion and rebuild of various snack food plants, a multi-product personal care facility in China, an alliance with a client in the aluminum industry in the United States, and cellular site buildout for eight cities in the United States; engineering and procurement for a petro-sulphur forming plant in Canada, a food additive processing plant in Ohio; engineering and construction of pet foods facilities and a tile expansion facility in Greenville, Mississippi; engineering and construction management of a propylated starch facility in Indianapolis; construction management for a specialty steel mill in Pennsylvania, a parking and athletic facility in Florida, an HVAC upgrade to a distribution facility in Mississippi, the retail expansion for a petroleum company in Colorado, a convention center in Arkansas, a conferencing center in Florida, a hotel renovation in California, a commercial office building and resort complex in the Philippines, a hotel in Indonesia and the major infrastructure for a university in Saudi Arabia; engineering for a grassroots micro mill in Nevada, grassroots gold mine in Venezuela, melt shop facility in Indiana, general services steel mills in the United States, SX/EW copper mine in Chile, aluminum recycle mill in the United States, a grassroots copper mine in Canada, tool hook-up in a wafer facility in Thailand, a vitamin manufacturing facility in Texas, an engineering alliance for a multi-product facility in California, a potent compound bulk manufacturing facility in Georgia, a grass roots solid dosage pharmaceutical plant in Oklahoma; an engineering study for a tableting facility in the former Soviet Union, a high speed rail project in Florida; construction of a distribution warehouse in South Carolina, a camcorder/laptop battery facility in Florida and a project management recompetition for rail transit in Los Angeles, California.

     Ongoing projects include: engineering, procurement and construction for a gold mine in Chile, a gold mine in Papua New Guinea, a dry conversion process facility in North Carolina, rebuilding a carpet manufacturing facility in Georgia, a contract manufacturing facility and corporate headquarters in North Carolina, a packaging and distribution space in a brown sugar facility in Gainesville, Florida, a paper machine expansion in Georgia and an Emergency 911 response system for Chicago, Illinois; engineering, procurement and construction management for copper gold mine in Argentina, an iron ore pelletizing processing facility in Brazil, a copper mine expansion in Indonesia, an automotive assembly plant in Argentina, apparel distribution centers at various locations throughout the United States, a silicon wafer facility in Texas, production and packaging of an english muffin plant in Greenwich, Connecticut, a beltway around Denver, Colorado; engineering and construction of an engine plant expansion in Ohio; engineering and construction management for a hotel renovation in Indonesia, a sports facility in South Carolina and a court/detention center in Texas, a vaccine manufacturing plant in North Carolina; construction management for a nickel mine expansion in Indonesia, a prison project in California, the renovation of a turbine facility in South Carolina, a tobacco processing plant in North Carolina, a tobacco facility in the Netherlands, a train station terminal building in Kyoto, Japan and a multi-product personal care facility in the Philippines;

construction for a personal care product plant in Puerto Rico; engineering for an iron mine in Australia; maintenance services for an automotive facility in Tennessee; project management for rail stations for the Federal Transportation Administration in New York City, and for highway construction in Orange County, California.

     Projects completed in fiscal 1996 included: engineering, procurement and construction for a blast furnace coal injection in Indiana, a gelcaps facility in North Carolina; engineering, procurement and construction management of a copper concentrator expansion in Chile, copper expansion and pipeline in Chile, a metal aperture screen manufacturing facility in New York, a fine chemicals manufacturing plant in Arkansas, a sodium cromoglycate facility in the United Kingdom, a utilities upgrade and building expansion in California, plant construction and renovation of cola bottling plants, a dextrose expansion project in Illinois, expansion and rebuild of various snack food plants in locations throughout the United States, two de-inking facilities and a paper recycle facility, all in the United Kingdom and a paper products plant in Korea; engineering and construction management for an engine manufacturing line relocation in New Jersey and an expansion of a spice manufacturing facility in Australia; engineering and construction of a tile expansion facility in Greenville, Mississippi, corn processing plants and several consumer plants in Ohio; construction management of a prison project in Texas, an automotive assembly plant in Alabama, an HVAC upgrade to a distribution facility in Mississippi; engineering for a copper smelter and refinery in Indonesia, a washing machine plant in China, a wafer fabrication facility in Utah, a paper machine rebuild in Georgia, and a paper machine addition in Wisconsin, a shampoo facility in China; condition assessment for facilities at twelve military installations at various locations throughout the United States; engineering study for an automobile manufacturer to determine the feasibility of disassembling and relocation of two North American automobile manufacturing facilities to China; project management for rail transit for the Los Angeles County Metropolitan Transportation Authority in California.

  Power and Government

     The Power and Government Group provides services to public electric utilities, private power companies, and the United States government. The operating companies in the group are Power Generation, Duke/Fluor Daniel, Power Services, Government Services, Fluor Daniel Fernald and Fluor Daniel Hanford.

     During fiscal 1996, Power and Government Group contract awards included: engineering, procurement, and construction for a 300 megawatt combined cycle plant in Saudi Arabia; engineering, procurement, and construction management for a cogeneration plant in Great Britain; maintenance and support for a 2 x 825 megawatt nuclear station in Maryland; program maintenance and support for the fossil plants of a California utility; renewal of maintenance and support services for the fossil and gas plants of a utility in Texas, Arkansas, Louisiana, and Mississippi and a nuclear plant for a utility in Missouri; operations and maintenance for a 151 megawatt facility in Delaware; management and integration contractor for a major United States Department of Energy ("DOE") facility ("Hanford") in Washington; additional DOE funding for engineering and design for nuclear materials storage plant under a reconfiguration project in Nevada; and engineering for the waste vitrification program at Hanford.

     Ongoing projects include: procurement, engineering, construction management, and start up for a 2 x 600 megawatt coal fired power plant in Indonesia; operations and maintenance for a 175 megawatt diesel system in Indonesia; engineering for a 1,200 megawatt phased combined cycle gas facility in Saudi Arabia; engineering, procurement, and construction for a 160 megawatt cogeneration plant in Indiana, a 240 megawatt combined cycle cogeneration plant in Louisiana, rebuilding of a fire damaged 650 megawatt combined cycle facility in Virginia, and a 75 megawatt bottoming cycle and 69 kilovolt transmission line in Illinois; environmental remediation management for the DOE former uranium processing plant in Ohio (the "Fernald Project"); engineering and construction management for various radar and weather stations located throughout the United States for the National Oceanic and Atmospheric Administration; engineering for a laboratory facility upgrade in Illinois, a DOE waste vitrification plant at Hanford, the reconfiguration of the DOE weapons program, the DOE National Engineering Laboratories in Idaho, and a waste handling facility for the DOE at Hanford; operations and maintenance for a 130 megawatt cogeneration facility in Virginia; management and operation services for the Naval Petroleum and Oil Shale Reserves program for the DOE in Colorado, Utah, and Wyoming; maintenance and support for a rebuild of a power plant in Texas; maintenance for a 3 x 1,270 megawatt nuclear plant in Arizona, fossil and gas generation plants in Texas, Georgia, Louisiana, Arkansas, Mississippi, Australia, South Africa, Florida, and Tennessee and for nuclear plants in South Carolina, Kansas, Missouri, Virginia, Texas and Arizona.


     Projects completed in fiscal 1996 included: engineering and construction for emission monitoring equipment for various power generation sites of utilities in Arkansas, Louisiana, Mississippi, and Texas; engineering, procurement, and construction for a fuel cell pilot plant and a 48 megawatt combined cycle plant in California; engineering, design, procurement and construction for a 385 megawatt pulverized coal plant in South Carolina; engineering, procurement, construction management and start up assistance for coal switching modifications to a coal fired facility in Indiana; engineering, procurement, construction, and construction management for a waste to energy facility in New York; engineering for a nuclear utility in Illinois; engineering and construction management at a significant number of locations throughout the United States for radar and weather stations for the National Oceanic and Atmosphere Administration; and for a waste handling facility for DOE in Washington.

  Diversified Services

     The Diversified Services Group was created in fiscal 1994 to expand certain services provided by Fluor Daniel beyond the boundaries of the traditional engineering and construction project cycle. These services have typically been provided to projects in support of Fluor Daniel and have developed into core skills. They are now offered on a stand alone basis to new clients and markets as well as traditional clients and markets external to Fluor Daniel.

     Established businesses in the group which have become more focused on external markets include the following operating companies: Facility & Plant Services, which provides plant maintenance, management and efficiency services as well as plant maintenance software; TRS Staffing Solutions, which provides technical, professional, and clerical temporary personnel as well as permanent placements; American Equipment Company, which sells, leases, and outsources equipment for construction and industrial needs; Environmental Services, which provides environmental engineering and construction services; and Fluor Daniel GTI, Inc., which provides environmental remediation services. Operating companies focused on creating new businesses by leveraging core skills include Fluor Daniel Technologies, which uses Fluor Daniel's extensive technical expertise to evaluate new technologies for investment and commercialization; and Acquion, a provider of procurement outsourcing services and electronic catalog and ordering services that focus on streamlining the procurement work process for clients.

     During fiscal 1996, Diversified Services Group acquisitions included: the previously reported acquisition of 55% of Groundwater Technology, Inc., an environmental remediation company which was merged with Fluor Daniel Environmental Services, Inc. to form Fluor Daniel GTI, Inc.; and the acquisition of 100% of S & R Equipment Co., Inc., an Ohio based equipment rental company; TA Group, a plant maintenance company based in the United Kingdom; Phoenix Contracting Pty. Limited, an Australian based permanent and temporary placement services company; and The Consol Group, Inc. and its affiliated companies, another permanent and temporary placement services company located in New Hampshire and doing business primarily in the New England states.

     During fiscal 1996, Diversified Services Group new awards included: maintenance for a vehicle manufacturing facility in Argentina, computer manufacturing plants in Arizona, Colorado, and

California and computer manufacturing plants in Florida, Texas, North Carolina; computerized maintenance system for a steel maker in Utah and a glass products manufacturer at various locations in the U.S.; computerized maintenance system and training services for a refinery in Asia; engineering, procurement, and construction of hazardous waste recycling facilities for a waste management company at various locations in the U.S.

     Ongoing projects include: a large equipment outsourcing contract at a petrochemical plant in Texas; maintenance for a tire manufacturing facility in Tennessee, a petrochemical plant in Texas, and a refinery in Mississippi; environmental investigation, feasibility studies, and remediation for the United States Army Environmental Center, the United States Army Corps of Engineers, and the United States Environmental Protection Agency; engineering, procurement, and construction management for an environmental remediation program for a toxic waste site in Indiana; environmental investigation and evaluation at U.S. military facilities in Hawaii, Guam and Puerto Rico; and site remediation at a plant in Illinois.

     Projects completed in fiscal 1996 included: environmental investigation and remediation plan services for a toxic waste site in New York; and environmental investigation, remediation design and implementation services for a chemical waste site in Ohio.

FLUOR CONSTRUCTORS

     Fluor Constructors is organized and operated separately from Fluor Daniel. Fluor Constructors provides unionized construction management, construction and maintenance services in the United States and Canada, both independently and as a subcontractor to Fluor Daniel, and global support to all Fluor Daniel industry and regional groups.

     During fiscal 1996, Fluor Constructors contract awards included: construction and construction management services for a steam turbine project in Indiana and a wafer fabrication facility located in Camas, Washington; and maintenance and outage support for a nuclear power plant in Maryland.

     Ongoing projects include: maintenance and outage support at various plant sites for a nuclear power plant in Missouri and for fossil fuel power plants in Louisiana, Mississippi and Arkansas.

     Projects completed in fiscal 1996 included: construction and construction management for a reformulated gasoline project at a refinery in California, a blast furnace coal injection facility in Indiana, a hydrocracker revamp for a refinery in Delaware, a refrigerant production facility in Kentucky, a sulfur dioxide unit and hydrogen peroxide project in Canada, a steam turbine project in Indiana, and a polypropylene plant expansion in Pennsylvania, construction management of a potable water supply system in Nevada, an Emergency 911 response system in Illinois and a waste to energy boiler replacement in New York.


COAL INVESTMENT



     A.T. Massey Coal Company, Inc., which is headquartered in Richmond, Virginia, and its subsidiaries conduct Massey's coal-related businesses and are collectively referred to herein as the "Massey Companies."



     Massey is among the five largest marketers of coal in the United States. The Massey Companies produce, process and sell bituminous, low sulfur coal of steam and metallurgical grades from 18 mining complexes (16 of which include preparation plants) located in West Virginia, Kentucky and Tennessee. At October 31, 1996, one of the mining complexes was still in development and not yet producing coal. A second mining complex is idle.



     Operations at certain of the facilities are conducted in part through the use of independent contract miners. The Massey Companies also purchase and resell coal produced by unrelated companies. Steam coal is used primarily by utilities as fuel for power plants. Metallurgical coal is used primarily to make coke for use in the manufacture of steel.

     For each of the three years in the period ended October 31, 1996, the Massey Companies' production (expressed in thousands of short tons) of steam coal and metallurgical coal, respectively, was 17,578 and 13,616 for fiscal 1996, 15,790 and 11,634 for fiscal 1995, and 17,120 and 7,333 for fiscal 1994.
Sales (expressed in thousands of short tons) of coal produced by the Massey Companies were 31,091 for fiscal year 1996, 27,410 for fiscal 1995 and 23,835 for fiscal 1994.



     A large portion of the steam coal produced by the Massey Companies is sold to domestic utilities under long-term contracts. Metallurgical coal is sold to both foreign and domestic steel producers. Approximately 64% of the Massey Companies' fiscal 1996 coal production was sold under long-term contracts, 60% of which was steam coal and 40% of which was metallurgical coal. Approximately 12% of the coal tonnage sold by the Massey Companies in fiscal 1996 was sold outside of North America.



     The coal market is a mature market with many strong competitors. Competition is primarily dependent upon coal price, transportation cost, producer reliability and characteristics of coal available for sale. The management of Massey considers Massey to be generally well-positioned with respect to these factors in comparison to its principal competitors.



     Recently passed acid rain legislation is generally anticipated to benefit prices for low sulfur coal. Massey intends to continue to evaluate and pursue, in appropriate circumstances, the acquisition of additional low sulfur coal reserves.



     The Coal Industry Retiree Health Benefits Act of 1992 (the "Act") provides that certain retired coal miners who were members of the United Mine Workers of America, along with their spouses, are guaranteed health care benefits. The Massey Companies' obligation under the Act is currently estimated to aggregate approximately $49 million which will be recognized as expense as payments are assessed. The amount expensed during fiscal 1996 approximated $2.0 million.



     The management of the Massey Companies estimates that, as of October 31, 1996, the Massey Companies had total recoverable reserves (expressed in thousands of short tons) of 1,549,205; 620,254 of which are assigned recoverable reserves and 928,951 of which are unassigned recoverable reserves; and 1,128,418 of which are proven recoverable reserves and 420,787 of which are probable recoverable reserves.



     The management of the Massey Companies estimates that approximately 35% of the total reserves listed above consist of reserves that would be considered primarily metallurgical grade coal. They also estimate that approximately 65% of all reserves contain less than 1% sulfur. A portion of the steam coal reserves could be beneficiated to metallurgical grade by coal preparation plants, and substantially all of the metallurgical coal reserves could be sold as high quality steam coal, if market conditions warrant.



     "Reserves" means that part of a coal deposit which could be economically and legally extracted or produced at the time of the reserve determination. "Recoverable reserves" means coal which is recoverable by the use of existing equipment and methods under federal and state laws now in effect. "Assigned recoverable reserves" means reserves which can reasonably be expected to be mined from existing or planned mines and processed in existing or planned plants. "Unassigned recoverable reserves" means reserves for which there are no specific plans for mining and which will require for their recovery substantial capital expenditures for mining and processing facilities. "Proven recoverable reserves" refers to deposits of coal which are substantiated by adequate information, including that derived from exploration, current and previous mining operations, outcrop data and knowledge of mining conditions. "Probable recoverable reserves" refers to deposits of coal which are based on information of a more preliminary or limited extent or character, but which are considered likely.

                        DESCRIPTION OF THE OFFERED NOTES


     The following information concerning the      % Notes due             ,
2007 (the "Notes") offered hereby supplements and should be read in conjunction with the statements in the accompanying Prospectus under the caption "Description of the Debt Securities." Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying Prospectus.


GENERAL


     The Notes will be issued under the Indenture dated as of February 18, 1997 (the "Indenture"), which is more fully described in the accompanying Prospectus.



     The Notes will be issued as general unsecured obligations of the Company, will be limited to US$200,000,000 aggregate principal amount and will mature on
            , 2007.


     The Notes will bear interest from           , 1997, payable semi-annually
in arrears on each           and           , commencing           , 1997 at
rates set forth on the cover page of this Prospectus Supplement, to the persons
in whose names the Notes are registered on the preceding           and
          , respectively. However, interest payable at maturity will be payable to the person to whom principal shall be payable.

RESTRICTIVE COVENANTS


     The Notes are entitled to the benefit of certain restrictive covenants described in the accompanying Prospectus under the heading "Description of the Debt Securities -- Certain Covenants of the Company Under the Indenture."


OPTIONAL REDEMPTION


     The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus, in each case, accrued interest thereon to the date of redemption.


     "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable
Treasury Price for such redemption date, plus      %.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such Business Day, (A) the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Treasury Reference Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

     "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

     The Notes will not be entitled to the benefit of a sinking fund.

BOOK-ENTRY SYSTEM

     The Notes will be represented by Global Securities that will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the Underwriters. Ownership of beneficial interest in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     The Depositary has advised the Company and the Underwriters as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "Banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

     Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Securities may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.


     The Notes represented by the Global Securities will not be exchangeable for certificated Notes, provided that if the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Notes in definitive form in exchange for the Global Securities. In addition, the Company may at any time and in its sole discretion determine not to have Global Securities, and, in such event, will issue individual Notes in definitive form in exchange for the Global Securities previously representing all such Notes. In either instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.


     So long as the Depositary, or its nominee, is the registered owner of the Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Security for all purposes under the Indenture. Except as provided in the Indenture, owners of beneficial interests in the Notes will not (a) be entitled to have the Notes registered in their names, (b) receive or be entitled to receive physical delivery of certificates representing the Notes in definitive form, (c) be considered the owners or holders thereof under the Indenture or (d) have any rights under the Indenture with respect to such Global Security. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.


     Payments of principal of and interest on the Notes will be made by the Company through the Trustee to the Depositary or its nominee, as the case may be, as the registered owner of the Global Securities. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Securities, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Securities as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Securities will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:


                                                                             PRINCIPAL
                                                                               AMOUNT
                                 UNDERWRITER                                  OF NOTES
    ---------------------------------------------------------------------   ------------
    Goldman, Sachs & Co. ................................................   $
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated............................................
    Salomon Brothers Inc ................................................
                                                                            ------------
              Total......................................................   $200,000,000
                                                                            ============


     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.


     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates may engage in investment banking and commercial banking activities with the Company and its subsidiaries.


     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF THE NOTES


     The validity of the Notes offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Orange County, California and for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.



                                    EXPERTS



     The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report on Form 10-K for the year ended October 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS
                               FLUOR CORPORATION
                             SENIOR DEBT SECURITIES

                            ------------------------

     Fluor Corporation (the "Company" or "Fluor") may offer from time to time its senior unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), at an aggregate initial offering price of not more than $400,000,000 or, if applicable, the equivalent thereof in any other currency or currencies. The Debt Securities may be offered as a single series or as two or more separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and to be set forth in an accompanying Prospectus Supplement.

     This Prospectus sets forth information regarding the Company and general information regarding the Debt Securities. The terms of each series of Debt Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, rate or rates and time or times of payment of any interest, any terms for optional or mandatory redemption, conversion or payment of additional amounts or any sinking fund provisions, any initial public offering price, the proceeds to the Company, any listing of the Debt Securities on a securities exchange and any other specific terms in connection with the offering and sale of such series will be set forth in a Prospectus Supplement or Prospectus Supplements. As used herein, the term "Debt Securities" shall include securities denominated in United States dollars or, at the option of the Company if so specified in an applicable Prospectus Supplement, in any other currency or in composite currencies or in amounts determined by reference to an index.

     The Debt Securities may be sold directly by the Company, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement. The Company reserves the sole right to accept and, together with its respective agents from time to time, to reject in whole or in part any proposed purchase of the Debt Securities to be made directly or through agents.

     Information concerning the particular federal income tax consequences to holders of Debt Securities will be discussed in a Prospectus Supplement.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------

     Prior to issuance there will have been no market for the Debt Securities, and there can be no assurance that a secondary market for any such Debt Securities will develop. This Prospectus may not be used to consummate sales of any Debt Securities unless accompanied by a Prospectus Supplement.

                            ------------------------


                The date of this Prospectus is February 18, 1997

                             AVAILABLE INFORMATION

     Fluor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates upon request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically through the Commission's Web site at http://www.sec.gov. Fluor's securities are listed on the New York Stock Exchange, Chicago Stock Exchange and Pacific Stock Exchange, and reports, proxy statements, information statements and other information concerning Fluor can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document. A copy of the Registration Statement and the exhibits and schedules thereto may be examined without charge at the Commission's principal offices at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained from the Public Reference Section of the Commission at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996, heretofore filed by the Company under the Exchange Act with the Commission, is hereby incorporated by reference.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, in a Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents, unless such exhibits are also specifically incorporated by reference herein. Requests for such copies should be directed to Fluor Corporation,

3353 Michelson Drive, Irvine, California 92698. Attention: Corporate Secretary, telephone number (714) 975-2000.

     Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars," or "U.S.$").

                                  THE COMPANY


     Fluor Corporation, through Fluor Daniel, Inc. and other domestic and foreign subsidiaries, provides design, engineering, procurement, construction, maintenance and other diversified services on a worldwide basis to an extensive range of industrial, commercial, utility, natural resources, energy and governmental clients. The types of services provided by Fluor, either directly or through partnerships or affiliations, include: feasibility studies, conceptual design, detail engineering, procurement, project and construction management, construction, maintenance, plant operations, technical support, project finance, quality assurance/quality control, start-up assistance, site evaluation, licensing, consulting, construction equipment sales and leasing, temporary technical and non-technical staffing and environmental services. The Company's engineering and construction business derives its competitive strength from its diversity, reputation for quality, expertise, geographic coverage, and ability to execute projects of varying sizes.



     The Company also maintains investments in coal-related businesses through its ownership of A.T. Massey Coal Company, Inc. A.T. Massey and its subsidiaries produce, process, and sell bituminous, low sulfur coal of steam and metallurgical grades from eighteen mining complexes located in West Virginia, Kentucky and Tennessee.


     The Company is a Delaware corporation incorporated in 1978. Its principal executive offices are located at 3353 Michelson Drive, Irvine, California 92698, telephone number (714) 975-2000.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include the reduction of outstanding indebtedness, possible acquisitions, working capital increases and capital expenditures.


                       RATIO OF EARNINGS TO FIXED CHARGES



     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods indicated:



                       YEAR ENDED OCTOBER 31,
             -------------------------------------------
             1996       1995     1994     1993     1992
             -----     ------    -----    -----    -----
             10.76x    11.17x    9.06x    6.61x    5.29x



     For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges less undistributed income from less than 50% owned persons. Fixed charges represent interest on indebtedness and that portion of rental expense the Company believes to be representative of interest.


                       DESCRIPTION OF THE DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt

Securities") and the extent to which such general provision may apply to the Offered Debt Securities will be described in a Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities are to be issued under an indenture (the "Indenture"), between the Company and Bankers Trust Company, as trustee (the "Trustee"). The terms of the Debt Securities include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and holders of the Debt Securities are referred to the Indenture and the Trust Indenture Act for a statement thereof. A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debt Securities and the Indenture, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture are referred to, such provisions or defined terms are incorporated herein by reference. References herein are to sections in the Indenture. As used in this "Description of the Debt Securities," the "Company" refers to Fluor Corporation and does not include its subsidiaries.

     The Debt Securities may be issued from time to time in one or more series. The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors and set forth or determined in the manner provided in an Officer's Certificate or by a supplemental indenture. The particular terms of the Debt Securities offered pursuant to any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Supplements.

GENERAL

     The Indenture will not limit the aggregate principal amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by the Company for each series. The Debt Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company.

     Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." The Debt Securities (other than those issued in the form of a Global Security) are exchangeable or transferable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith and require the holders to furnish appropriate endorsements and transfer documents. (Section 3.05)

     Unless otherwise indicated in the applicable Prospectus Supplement or Prospectus Supplements, principal of and any premium and interest on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the principal corporate trust office of the Trustee. In addition, unless otherwise provided in the applicable Prospectus Supplement or Prospectus Supplements and except in the case of Global Securities, payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears on the Security Register. (Sections 3.01, 3.05, 10.01 and 10.02)

     The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Offered Debt
Securities: (1) the title of the Offered Debt Securities; (2) any limit upon the aggregate principal amount of the Offered Debt Securities; (3) the Person to whom any interest on the Offered Debt Securities will be payable, if other than the Person in whose name it is registered on the regular record date for such interest; (4) the date or dates on which the principal or installments of principal of the Offered Debt Securities is payable or the method of determination thereof and any rights of extension; (5) the rate or rates at which the Offered Debt Securities shall bear interest, if any, and the date or dates from which such interest will accrue, the dates on which any such interest shall be payable and the regular record dates therefor; (6) the place or places where the principal of and any interest on the Offered Debt Securities shall be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities may be redeemed, if applicable, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase the Offered Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Debt Securities shall be redeemed or purchased, in whole or in part, and any provisions for the remarketing of such Debt Securities; (9) the denominations in which any Offered Debt Securities shall be issuable, if other than denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000; (10) if determined with reference to an index or pursuant to a formula, the amount of payments of principal of or any premium or interest on the Offered Debt Securities, and the manner in which such amounts shall be determined and the calculation agent, if any, with respect thereto; (11) the currency, currencies or currency units for the payment of principal of and any premium and interest payable on the Offered Debt Securities, if other than United States dollars;
(12) if the principal of or any premium or interest on the Offered Debt Securities is denominated or payable, at the election of the Company or the Holder, in a currency or currencies other than that in which the Offered Debt Securities are stated to be payable, the currency, currencies or currency units for which such election is made and the periods within which, and the terms and conditions upon which such election is made and the amount payable (or the manner in which such amount is determined); (13) if other than the entire principal amount thereof, the portion of the principal payable upon acceleration of such Offered Debt Securities following an Event of Default; (14) if the principal amount payable at the Stated Maturity of the Offered Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Offered Debt Securities as of any such date for any purpose thereunder, including the principal amount thereof which is due and payable upon any Maturity other than the Stated Maturity or which is deemed outstanding as of any date prior to the Stated Maturity, or, in any such case, the manner in which such amount is determined; (15) if applicable, that the Offered Debt Securities are not defeasible as described under "Defeasance and Covenant Defeasance" below; (16) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Securities and the circumstances under which any such Global Security may be exchanged for Debt Securities registered in the name of, and any transfer of such Global Security may be registered to, a Person other than such Depositary or its nominee; (17) any addition to or change in the Events of Default which applies to the Offered Debt Securities and any change in the right of the Trustee or the Holders of such Offered Debt Securities to accelerate the maturity of the principal amount thereof; (18) any change in the meaning of "Business Day" with respect to any Offered Debt Securities; (19) whether the Offered Debt Securities may be issued or delivered, or whether any installment of principal of or any interest is payable, only upon receipt of certain certificates or other documents or satisfaction of other conditions in addition to those specified in the Indenture, and the form and terms of such certificates, documents or conditions; (20) if applicable, the terms of any right to convert the Offered Debt Securities into shares of Common Stock of the Company or other securities or property; (21) any addition to or change in the covenants in the Indenture described under "Certain Covenants of the Company Under the Indenture" below; (22) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture. (Section 3.01)

     Debt Securities may be issued as Original Issue Discount Securities, which may be sold at a discount below their principal amount. Even if such Debt Securities are not issued at a discount below their principal amount, such Debt Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. United States Federal income tax and other considerations applicable to Debt Securities issued with original issue discount, including Original Issue Discount Securities, will be described in the Prospectus Supplement or Prospectus Supplements relating thereto. In addition, United States Federal tax considerations or other restrictions or terms applicable to any Offered Debt Securities which are denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement or Prospectus Supplements relating thereto.


CONVERSION RIGHTS

     The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement or Prospectus Supplements relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the Holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement or Prospectus Supplements.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary identified in the applicable Prospectus Supplement or Prospectus Supplements. A Global Security will be issued in a denomination equal to the aggregate principal amount of Outstanding Debt Securities of the series represented by such Global Security. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement or Prospectus Supplements.

CERTAIN COVENANTS OF THE COMPANY UNDER THE INDENTURE

     Restrictions on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary (defined below) to, incur, issue, assume or guarantee debt secured by any Lien (defined below) upon any Principal Property (defined below) without making, or causing such Restricted Subsidiary to make, effective provision whereby all of the Debt Securities issued under the Indenture and then Outstanding shall be secured by such Lien, equally and ratably with any and all other debt thereby secured, so long as such debt is so secured. The foregoing restrictions do not apply, however, to Liens existing on the date of the Indenture or to (1) Liens existing on Principal Property owned or leased by a corporation at the time it becomes a Restricted Subsidiary; (2) Liens existing on Principal Property at the time of its acquisition by the Company or a Restricted Subsidiary; (3) Liens to secure any debt incurred prior to, at the time of, or within 12 months after the acquisition of any Principal Property for the purpose of financing all or any part of the purchase price thereof and any Lien to the extent that it secures debt which is in excess of such purchase price and for the payment of which recourse may be had only against such Principal Property; (4) Liens to secure any debt incurred prior to, at the time of, or within 12 months after the completion of the construction and commencement of commercial operation, alteration, repair or improvement of Principal Property for the purpose of financing all or any part of the cost thereof and any Lien to the extent that it secures debt which is in excess of such cost and for the payment of which recourse may be had only against such Principal Property; (5) Liens in favor of the Company or any Affiliate; (6) Liens in favor of the United States of America or any State thereof or any other country, or any agency, instrumentality or political subdivision of any of the foregoing, to secure partial, progress, advance or other payments or performance pursuant to the provisions of any contract or statute, or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such Liens; (7) Liens imposed by law, such as mechanics', workmen's, repairmen's, materialmen's, carriers', warehousemen's, vendors' or other similar Liens arising in the ordinary course of business, or governmental (federal, state or municipal) Liens arising out of contracts for the sale of products or services by the Company or any Restricted Subsidiary, or deposits or pledges to obtain the release of any of the foregoing; (8) certain pledges or deposits under workmen's compensation or similar legislation or in certain other circumstances;
(9) certain Liens in connection with legal proceedings, including certain Liens arising out of judgments or awards; (10) Liens for certain taxes or assessments;
(11) certain Liens consisting of restrictions on the use of real property which do not interfere materially with the property's value; (12) Liens securing obligations issued by certain government agencies or instrumentalities to finance the acquisition or construction of property, and on which the interest is not includible in gross income of the Holder; (13) Liens on or with respect to coal, gas, hydrocarbon or mineral properties not fully developed securing debt, the proceeds of which are used to finance or refinance the development of such properties; (14) Liens on or with respect to mineral rights held under option but not owned by the Company or any Restricted Subsidiary; (15) Liens on or with respect to ores, concentrates, metals or other raw materials or products incurred in the ordinary course of business in connection with the importation, purchase or sale thereof; (16) any extension, renewal or replacement, in whole or in part, of any Lien referred to in the foregoing clauses (1) through (15) above, so long as the principal amount of the debt secured thereby does not exceed the principal amount of debt so secured at the time of the extension, renewal or replacement (except that, where an additional principal amount of debt is incurred to provide funds for the completion of a specific project, the additional principal amount, and any related financing costs, may be secured by the Lien as well) and the Lien is limited to the same property subject to the Lien so extended, renewed or replaced (plus improvements on the property). (Section 10.07)

     Notwithstanding the foregoing, the Company and any one or more Restricted Subsidiaries may issue, assume or guarantee debt secured by a Lien which would otherwise be subject to the foregoing restrictions if at the time it does so (the "Incurrence Time") the aggregate amount of such debt plus all other debt of the Company and its Restricted Subsidiaries secured by a Lien which would otherwise be subject to the foregoing restrictions (not including debt permitted to be secured under the foregoing restrictions), plus the aggregate Attributable Debt (determined as of the Incurrence Time) of Sale and Leaseback Transactions (other than Sale and Leaseback Transactions permitted by the Indenture) entered into after the date of the Indenture and in existence at the Incurrence Time (less the aggregate amount of proceeds of such Sale and Leaseback Transactions which shall have been applied in accordance with the terms of the Indenture), does not exceed 15% of its Consolidated Net Tangible Assets (defined below). (Section 10.07)

     Restrictions on Sale and Leaseback Transactions. The Indenture provides that the Company will not itself, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction involving any Principal Property unless (1) the Company or such Restricted Subsidiary would, at the time of entering into such arrangement, be entitled, without equally and ratably securing the Debt Securities of each series then outstanding, to incur, issue, assume or guarantee debt secured by a Lien on such property, pursuant to the provisions described in clauses (1) to (16) inclusive under "Restrictions on Liens" above; or (2) the Company, within 180 days after the sale or transfer, applies to the retirement of its Funded Debt (defined below) (subject to credits for certain voluntary retirements of Funded Debt) an amount equal to the greater of (a) the net proceeds of the sale of the Principal Property sold and leased back pursuant to such arrangement or (b) the fair market value of the Principal Property so sold and leased back. This restriction will not apply to a Sale and Leaseback Transaction between the Company and an Affiliate or between a Restricted Subsidiary and an Affiliate or involving the taking back of a lease for a period of less than three years. (Section 10.08)

     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries, or any of them, may enter into a Sale and Leaseback Transaction that would otherwise be prohibited as set forth above, provided, that at the time of such transaction, after giving effect thereto, the sum of (i) the aggregate amount of the Attributable Debt in respect of all Sale and Leaseback Transactions existing at such time which could not have been entered into except in reliance on this paragraph and (ii) the aggregate amount of Outstanding debt secured by Liens in reliance on the second paragraph under the caption "Restrictions on Liens" above does not at such time exceed 15% of the Consolidated Net Tangible Assets of the Company. (Section 10.08)

CERTAIN DEFINITIONS

     "Attributable Debt" means, in respect of a Sale and Leaseback Transaction and as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease involved in such Sale and Leaseback Transaction, as determined in good faith by the Company) of the obligation of the lessee thereunder for net rental payments (excluding, however, any amounts required to be paid by such lessee, whether or not designated as rent or additional rent, on account of maintenance and repairs, services, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee thereunder contingent upon monetary inflation or the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges) during the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). (Section 1.02)

     "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (b) all current liabilities, as reflected in the Company's latest audited consolidated balance sheet contained in the Company's most recent annual report to its stockholders under Rule 14a-3 of the Exchange Act prior to the time as of which "Consolidated Net Tangible Assets" shall be determined. (Section 1.02)

     "Funded Debt" means all indebtedness maturing one year or more from the date of the creation thereof, all indebtedness directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all indebtedness under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more. (Section 1.02)

     "Lien" means any mortgage, lien, pledge, charge, security interest or other encumbrance. (Section 1.02)

     "Maturity," when used with respect to any Debt Security, means the date on which the principal of such Debt Security or an installment of principal or, in the case of an Original Issue Discount Security, the principal amount payable upon a declaration of acceleration, becomes due and payable as therein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise. (Section 1.02)


     "Original Issue Discount Security" means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof. (Section 1.02)


     "Principal Property" means any single office building, manufacturing or processing plant, warehouse or other similar facility owned by the Company or any Restricted Subsidiary, the book value of the property, plant and equipment of which (as shown, net of depreciation, on the books of the owner or owners) is not less than 2% of the Consolidated Net Tangible Assets at the end of the most recent fiscal year of the Company, reflected in the latest audited consolidated statement of financial position contained in the Company's most recent annual report to its stockholders, except (a) any such plant or facility (i) owned jointly or in common with one or more Persons other than the Company and its Restricted Subsidiaries, in which the interest of the Company and its Restricted Subsidiaries does not exceed 50%, or (ii) which the Board of Directors determines by Board Resolution in good faith is not of material importance to the total business conducted, or assets owned, by the Company and its Subsidiaries as an entirety, or (b) any portion of any such plant or facility which the Board of Directors determines by Board Resolution in good faith not to be of material importance to the use or operation thereof. (Section 1.02)

     "Restricted Subsidiary" means any Subsidiary which as of such time meets the definition of a "significant subsidiary" contained, as of the date of the Indenture, in Regulation S-X of the Commission. (Section 1.02)

     "Subsidiary" means a corporation of which a majority of the Capital Stock having voting power under ordinary circumstances to elect a majority of the board of directors of such corporation is owned by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries. (Section 1.02)

     "U.S. Government Obligation" means (a) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof, and (b) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in clause (a) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt. (Section 13.04)

MERGERS AND SALES OF ASSETS BY THE COMPANY

     The Indenture provides that the Company shall not consolidate with or merge with or into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless, (1) either (a) the Company shall be the continuing corporation or (b) any successor or purchaser
(i) is a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and (ii) expressly assumes, by a supplemental indenture, all of the obligations of the Company under the Debt Securities and the Indenture; (2) immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing; (3) if, as a result of any such consolidation or merger or such conveyance, transfer or lease, properties or assets of the Company or any Restricted Subsidiary would become subject to a Lien which would not be permitted by the Indenture, the Company or, if applicable, the successor to the Company, shall take such steps as shall be necessary to secure the Debt Securities equally and ratably with debt secured by such Lien; and (4) certain other conditions are met. (Section 8.01) The successor Person formed by such consolidation or into which the Company is merged or the successor Person to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Indenture, and the Company, except in the case of a lease of its properties and assets substantially as an entirety, shall be relieved of all obligations and covenants under the Indenture and the Debt Securities. (Section 8.02)

EVENTS OF DEFAULT

     The following events are defined in the Indenture as "Events of Default" with respect to the Debt Securities of any series, unless otherwise provided with respect to such series: (1) failure to pay any interest upon any Debt Security of that series when due and payable, continued for 30 days; (2) failure to pay principal of or any premium on any Debt Security of that series at its Maturity; (3) failure to deposit any sinking fund payment, when and as due, by the terms of any Debt Security of that series, continued for 30 days; (4) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided under the Indenture; (5) certain events in bankruptcy, insolvency or reorganization involving the Company; (6) any other Event of Default provided with respect to Debt Securities of that series. (Section 5.01)

     If an Event of Default (other than an Event of Default described in clause
(5) in the above paragraph) with respect to any series of the Debt Securities Outstanding under the Indenture occurs and is continuing, then either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Debt Securities of such series by notice as provided in the Indenture may declare the principal amount (or, if any of the Debt Securities of such series are Original Issue Discount Securities, such lesser portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of all the Debt Securities of that series to be immediately due and payable. If an Event of Default described in clause (5) in the above paragraph with respect to any series of Debt Securities Outstanding under the Indenture occurs, the principal amount (or, if any of the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 5.02)

     Subject to the provisions of the Trust Indenture Act, the Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 6.01 and 6.03). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, with respect to the Debt Securities of that series. (Section 5.12)

     The Company is required to furnish to the Trustee annually a statement by certain officers as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 10.04)

     The Indenture provides that notwithstanding any other provisions thereof, the right of any Holder to receive payment of the principal of (and premium, if any) and interest on the Debt Securities or to institute suit for the enforcement of such payment shall not be impaired without such Holder's consent. (Section 5.08)

MODIFICATION AND WAIVER

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of all series which are affected by the modification or amendment (voting as one class), to execute supplemental indentures modifying the Indenture or any supplemental indenture; provided, however, that without the consent of the Holder of each Debt Security affected by such modification, no such modification shall, (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount thereof, or reduce the rate of interest thereon, or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security or any other Debt Security that would be due and payable upon acceleration of the maturity thereof, change the place of payment where, or the currency in which, any Debt Security is payable, impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity thereof, or (2) reduce the percentage of aggregate principal amount of Outstanding Debt Securities of any series, the consent of the Holders of which is required for any such modification or amendment of the Indenture, or
(3) modify the foregoing requirements or reduce the percentage of Outstanding Debt Securities necessary to waive compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 9.02)

     The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of all series that would be affected by such a waiver (voting as one class) may waive compliance by the Company with certain provisions of the Indenture. (Section 10.09) The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of all series that would be affected by such a default (voting as one class) may, on behalf of the Holders of all Debt Securities of such series, waive any past default under the Indenture with respect to Debt Securities of such series, except a default (1) in the payment of principal of, or any premium or interest on, any Debt Security of such series, or (2) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 5.13)

     The Indenture provides that, in determining whether the Holders of the requisite aggregate principal amount of the Outstanding Debt Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, (a) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date,
(b) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable, the principal amount of such Debt Security which shall be deemed to be Outstanding shall be the amount as established in or pursuant to a Board Resolution and set forth, or determined in the manner provided, in an Officers' Certificate, or established in one or more supplemental indentures, prior to the issuance of such Debt Securities, (c) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner as described in clause (b) above, of the principal amount of such Debt Security, (or, in the case of a Debt Security described in clause (a) or (b) above, of the amount determined as provided in such clause), and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Debt Securities which the Trustee knows to be so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Debt Securities and that the pledgee is not the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor. (Section 1.02)

DEFEASANCE AND COVENANT DEFEASANCE


     Unless otherwise specified in an applicable Prospectus Supplement, the following provisions relating to defeasance and discharge of indebtedness, or relating to defeasance of certain covenants in the Indenture, will apply to the Debt Securities of any series. (Section 13.01)



     Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to provide temporary Debt Securities, to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or

U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 13.02 and 13.04)

     Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants described under the captions "Restrictions on Liens" and "Restrictions on Sale and Leaseback Transactions" above and any that may be described in the applicable Prospectus Supplement or Prospectus Supplements, and the occurrence of certain Events of Default and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. In order to do so, the Company will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on and any mandatory sinking fund payments in respect of such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 13.03 and 13.04)

THE TRUSTEE

     The Trustee is trustee under the Indenture pursuant to which the Debt Securities are to be issued. Effective January 1, 1997 the Trustee is also master trustee and custodian for the Fluor Corporation Master Retirement Trust, the Fluor Employee Benefit Trust and the Fluor Corporation Executive Deferred Compensation Program Trust. In addition, the Company maintains with the Trustee one inactive corporate demand deposit account.

     Upon the occurrence of an Event of Default or an event which, after notice or lapse of time or both, would become an Event or Default, or upon the occurrence of a default under such other indenture, the Trustee may be deemed to have a conflicting interest with respect to the Debt Securities for purposes of the Trust Indenture Act and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under the Indenture. In that event, the Company would be required to appoint a successor Trustee for the Indenture.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.13)

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to one or more underwriters for public offering and sale by them or may sell Debt Securities to investors directly or through agents or dealers. Any such underwriter or agent involved in the offer and sale of the Debt Securities will be named in an applicable Prospectus Supplement or Prospectus Supplements.

     Underwriters may offer and sell the Debt Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company may also offer and sell the Debt Securities in exchange for one or more of its outstanding issues of Debt Securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Debt Securities upon the terms and conditions set forth in any Prospectus Supplement. In connection with the sale of Debt Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Debt Securities for whom they may act as agent. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions (which may be changed from time to time) from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Debt Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in an applicable Prospectus Supplement or Prospectus Supplements. Underwriters, dealers and agents participating in the distribution of the Debt Securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the Debt Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements with the Company, to indemnification against and contribution toward, certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     If so indicated in an applicable Prospectus Supplement or Prospectus Supplements, the Company will authorize agents or dealers acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company at the public offering price set forth in such Prospectus Supplement or Prospectus Supplements pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement or Prospectus Supplements. Each Contract will be for an amount not less than, and the aggregate principal amount of Debt Securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such Prospectus Supplement or Prospectus Supplements. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Debt Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Debt Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Debt Securities less the principal amount thereof covered by Contracts.

     The Debt Securities may or may not be listed on a national securities exchange or a foreign securities exchange. The Debt Securities will be a new issue of securities with no established trading market. Any underwriters or agents to or through whom Debt Securities are sold by the Company for public offering and sale may make a market in such Debt Securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

     Certain of the underwriters, dealers and/or agents and their associates may be customers of, engage in transactions with and perform services for the Company, including its subsidiaries, in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the Debt Securities being offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Orange County, California.

                                    EXPERTS

     The consolidated financial statements of Fluor Corporation incorporated by reference in Fluor Corporation's Annual Report on Form 10-K for the year ended October 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given upon the authority of such firm as experts in accounting and auditing.

======================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                       PAGE
                                       -----
PROSPECTUS SUPPLEMENT
The Company............................   S-2
Use of Proceeds........................   S-2
Recent Events..........................   S-3
Capitalization.........................   S-4
Selected Consolidated Financial Data...   S-5
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   S-6
Business...............................  S-10
Description of the Offered Notes.......  S-18
Underwriting...........................  S-21
Validity of the Notes..................  S-21
Experts................................  S-21

              PROSPECTUS

Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
The Company............................     3
Use of Proceeds........................     3
Ratio of Earnings to Fixed Charges.....     3
Description of the Debt Securities.....     3
Plan of Distribution...................    13
Legal Matters..........................    14
Experts................................    14

============================================


============================================

                                  $200,000,000

                               FLUOR CORPORATION

                                        % NOTES

                          DUE                  , 2007

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------

                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                              SALOMON BROTHERS INC

============================================